UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ashford Hospitality Trust, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

044103109
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP NO. 044103109	Page 2 of 6 Pages

1.	Names of Reporting Persons

Paulson & Co. Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Delaware

	5.	Sole Voting Power
Number of Shares		None (see Note 1 to Item 4 below)
Beneficially Owned By Each	6.	Shared Voting Power None
Reporting Person With	7.	Sole Dispositive Power None (see Note 1 to Item 4 below)
	8.	Shared Dispositive Power
		None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

None (see Note 1 to Item 4 below)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 044103109	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Ashford Hospitality Trust, Inc.

Item 1(b).	Address of the Issuer's Principal Executive Offices:

14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

Item 2(a).	Name of Person Filing

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1251 Avenue of the Americas, New York, NY 10020

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:

044103109

CUSIP NO. 044103109	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This statement is filed pursuant to Rule 13d-1(b). The person filing it has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); is not a person reporting pursuant to paragraph Rule 13d-1(b)(1); and is not directly or indirectly the beneficial owner of 20% or more of the class of securities indicated above.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: None (see Note 1)

Item 4(b).	Percent of Class: 0%

Item 4(c).	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: None (see Note 1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: None (see Note 1)
(iv) Shared power to dispose or to direct the disposition of: None
Note 1: Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Paulson disclaims beneficial ownership of such securities.

CUSIP NO. 044103109	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class.  Paulson itself disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 044103109	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer